

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 1, 2008

VIA U.S. MAIL AND FAX (305) 350-9698

Jorge Fernandez
Chief Financial Officer
Celsia Technologies, Inc.
1395 Brickell Avenue
Suite 800
Miami, FL 33131

> **Re:** **Celsia Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 333-64840**

Dear Mr. Fernandez:

We have completed our review of your Form 10-K and the related amendment and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief